UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ADVANCED VOICE RECOGNITION SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00767C106

(CUSIP Number)

Blake Thorshov
1112 Second St.
Los Osos, CA 93402
(805) 458-9315

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

May 19, 2008

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Not applicable.	13D

1	NAME OF REPORTING PERSON(1)

Blake Thorshov
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING ISREQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States
	7	SOLE VOTING POWER

		35,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		35,000,000
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	(See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.25%
14	TYPE OF REPORTING PERSON

IN

Schedule 13D
Under the Securities Exchange Act of 1934

Item 1. Security and Issuer

This statement on Schedule 13D (“Statement”) relates to the shares of common stock, $.001 par value per share (the “Common Stock”), of Advanced Voice Recognition Systems, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 7659 E. Wood Drive, Scottsdale, AZ 85260 and is being filed by the Reporting Person identified in Item 2 below.

Item 2. Identity and Background

(a) This statement is filed by and on behalf of Blake Thorshov.

(b) Mr. Thorshov currently is not employed, and as such, does not have a principal place of business. Mr. Thorshov’s home address is 1112 Second St., Los Osos, CA 93402.

(c) Mr. Thorshov currently is not employed.

(d) During the last five years, Mr. Thorshov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Thorshov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Thorshov is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On May 19, 2008, the Issuer (then known as Samoyed Energy Corp.) consummated a stock exchange with the shareholders of Advanced Voice Recognition Systems, Inc., a Colorado corporation (“AVRS”), pursuant to the Stock Exchange Agreement, dated as of April 14, 2008, by and among the Issuer and the shareholders of AVRS (the “Exchange Agreement”). Pursuant to the Exchange Agreement, Mr. Thorshov received 35,000,000 shares of Common Stock in exchange for all of the shares of AVRS common stock owned by him.

Item 4. Purpose of Transaction

Mr. Thorshov acquired the shares of Common Stock for investment purposes only. Mr. Thorshov does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover page.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page.

(ii)	shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page.

(iii)	sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page.

(iv)	shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page.

(c)	No transactions in the Issuer’s Common Stock were effected during the 60 days preceding the date hereof by Mr. Geldenhuys or his affiliated persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Mr. Geldenhuys or any other person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

August 5, 2008	/s/ Blake Thorshov
Blake Thorshov